Main 212.407.4000 345 Park Avenue New York, NY 10154-1895

FACSIMILE

Date:	March 20, 2008		Time:	8:00 AM
To:	John J. Harrington		Fax:	202.772.9205
			Phone:	202.551.3576
	Securities and Exchange Commission
From:	Norwood P. Beveridge, Jr.
	Personal ID:	11024	Fax:	212.202.7829
	Client/Re:	210803-10001	Phone:	212.407.4970

MESSAGE TO ADDRESSEE:

As we discussed yesterday, attached please find revised pages to China Cablecom Holdings, Ltd’s Registration Statement on Form S-4 (File No. 333-147038) which we believe respond to each of the comments set forth in the Staff’s letter dated March 19, 2008.

Please call me or Mitchell Nussbaum at (212) 407-4970 and (212) 407-4159, respectively, to arrange a time to discuss these amendments when you have determined the Staff’s availability.
Thank you.

increased to include several outside advisors, including: Orrick Herrington & Sutcliffe LLP (‘‘Orrick’’), Navigant Capital Advisors LLC (‘‘Navigant’’), Skillnet GmbH (‘‘Skillnet’’), Loeb & Loeb LLP, BDO Seidman, LLP, UHY ZTHZ HK CPA Limited (‘‘UHY-HK’’), UHY LLP, Graubard Miller LLP and IBR International.

On October 31, 2006, Mr. Clive Ng introduced Mr. Robert Eu of WRH to Mr. Cassano, as a potential advisor to Jaguar. WRH is an investment banking firm with broad experience in mergers and acquisitions and capital raising activities, and expertise in facilitating transactions between China companies and SPACs. Subsequently, on November 1, 2006, Mr. Eu introduced Mr. Cassano to Mr. Stephen Cannon, also of WRH. Mr. Cannon and Mr. Cassano had several conversations between November 1, 2006 and November 8, 2006 concerning the legal and accounting issues in structuring a merger between a U.S. publicly-listed SPAC and a China cable television company, and Mr. Cannon introduced Jaguar management to representatives from Orrick.

On November 10, 2006, Mr. Cannon arranged a conversation with representatives of Orrick based in Hong Kong, Shanghai and San Francisco. Mr. Michael Dardzinski and Mr. David Lee participated in the call for Orrick. Orrick agreed to provide Jaguar with an engagement letter to assist on the development of a PRC corporate operating structure.

From November 8, 2006 until February 24, 2007, representatives from Orrick, China Cablecom, Chardan Capital Markets and Jaguar were in nearly daily communication via phone, email and in person meetings to discuss the legal, regulatory, accounting and structural issues in developing a PRC corporate operating structure to support the merger of Jaguar and China Cablecom. On February 24, 2007, Orrick presented the results of their analysis of the legal and regulatory considerations of a proposed transaction between Jaguar and China Cablecom. The presentation detailed a series of transactions required to support the proposed merger of Jaguar and China Cablecom, which ultimately result in Jaguar merging with and into China Cablecom Holdings in the Business Combination. China Cablecom will be the surviving entity, and the separate corporate existence of Jaguar will cease at the effective time of the merger. As a result of the merger, China Cablecom Holdings will own China Cablecom Ltd (BVI), which in turn will directly own 100% of Hong Kong Cablecom Co., Ltd. (‘‘HKZ’’), a Hong Kong holding company that, in turn, directly owns 100% of HZNT. Jinan Youxiantong Network Technology Co., Ltd. (‘‘JYNT’’), a PRC company and a domestic variable interest entity (‘‘VIE’’) is controlled by China Cablecom through contractual arrangements. Although the structure as originally developed included an additional VIE for the second network to be acquired by China Cablecom, this was later deemed unnecessary.

Following the February 24, 2007 meeting, Jaguar management reviewed the material with the Jaguar Board of Directors. After considerable Board discussion, the Jaguar Board recommended that Jaguar management continue its proposed due diligence efforts on China Cablecom.

In informal conversations with the Jaguar Board of Directors between February 2007 and April 2007, Jaguar management proposed hiring a firm to provide due diligence services. Skillnet was engaged solely to perform a due diligence review including: the business concept, the business case, the financial drivers, the cost issues, the market potential, the competitive situation, and a review of Binzhou including the product and services concept, marketing and sales strategy, technology and technical assets, and the organization.

From May 22, 2007 to May 31, 2007, Messrs. Cassano, Propper and Kalman accompanied Mr. Ng and Mr. Pu on detailed, on site due diligence visits in Beijing, Binzhou, Jinan and Jining. Jaguar management and China Cablecom management met with officials from SARFT and local management of the cable television operators. The meetings in China confirmed the information that China Cablecom had provided to Jaguar on the market, the business concept, the business case, and local operations.

China Cablecom Financing

During the trip to China, Messrs. Cassano, Propper and Kalman determined with Mr. Ng that China Cablecom would need to raise funds to support the acquisition of certain assets by China

Introduction of the Redomestication Merger

In addition to the subjects discussed above, during the structuring of the bridge financing, Mr. Propper also discussed with Mr. Ng the obligations of being a U.S. reporting company, including compliance with the reporting requirements of the federal securities laws, restrictions on insider trading, accounting procedures and Sarbanes-Oxley requirements, public disclosure requirements and timing, shareholder communications, website disclosure, financial public relations, and transfer agent requirements.

As substantially all of the business operations of China Cablecom will be conducted outside the United States, Jaguar management decided to consider redomestication as a vehicle for a merger with China Cablecom. It concluded that the redomestication merger will permit greater flexibility and possibly improved economics in structuring future acquisitions and creating subsidiaries in China and other countries as China Cablecom expands because potential acquisition target could view the status of being a shareholder in a publicly-traded British Virgin Islands (BVI) corporation more favorably than being a shareholder in a U.S. corporation. This reason is significant to China Cablecom in view of its strategic plans to acquire new networks. Jaguar also believes that the regulatory burden in the BVI is significantly less onerous than in the U.S., particularly with respect to companies engaged in on-going acquisitions. Further, ownership of operating businesses in the PRC through a holding company organized in the BVI is also well-established with the PRC authorities, reducing the risk of a challenge to the ownership structure by SARFT or other PRC governmental authorities. In addition, depending on the composition of the shareholder base of China Cablecom Holdings after the Business Combination or changes in board membership or location of its principal executive offices, there is the availability of foreign private issuer status for China Cablecom Holdings with the U.S. Securities and Exchange Commission. As a foreign private issuer, the reporting requirements under the Securities Exchange Act of 1934, as amended, would be reduced, resulting in less costs associated with financial and reporting compliance. Accordingly, a decision was made to reincorporate the merged company under the laws of the BVI.

Attempted Acquisition of Second Network

During the period from September 20, 2007 to October 9, 2007, it became increasingly apparent to Messrs. Kalman, Cassano, Propper and Ng that the second network under consideration would not be forthcoming on a timely-enough basis, in light of Jaguar’s pending dissolution date, to permit such network to be included in China Cablecom’s business prior to the Business Combination. The ability to provide audited financial statements and a change in leadership at the local branch of SARFT, which prevented the signing of definitive documents for the acquisition, were the primary reasons to abandon the acquisition of the second network. While the parties investigated the possibility of pursuing a different target network, such network was similarly unlikely to be able to supply audited financial statements within the timetable that China Cablecom and Jaguar were contemplating.

Consolidation of Binzhou Broadcasting

A factor contributing to the amount of time between the signing of the letter of intent with China Cablecom and the signing of the Merger Agreement was the fact that Binzhou Broadcasting was composed of five separate operating cable businesses. Each of these businesses required audits for 2005 and 2006 and accounting reviews for the six months ending June 2007, first to Chinese GAAP and then to US GAAP. These audits were time-consuming because the companies were spinouts from other SOEs prior to being consolidated by Binzhou SOE. Jaguar received these audits in September 2007 and was able to sign a merger agreement within 60 days. Further, as mentioned previously, China Cablecom needed to negotiate and finalize its agreements with the Binzhou SOE.

Negotiation of the Merger Agreement with China Cablecom

From October 18, 2006 through October 22, 2007, the parties continued negotiation of the Merger Agreement, and due diligence continued throughout this time. Members of the Jaguar management team met with Navigant during that period to answer any outstanding questions. Finding that the

Cablecom to understand, negotiate and execute all of the agreements in the PRC that would become the basis for subsequent acquisitions. In addition, the final negotiated cost per subscriber of $77 (excluding the value of any Performance Shares that might be issued) was still acceptable and would likely be viewed positively by Jaguar shareholders voting on the deal; and that, perhaps most importantly, Jaguar came to understand through the course of due diligence that Jaguar would be one of the first, if not the first, foreign investor in a Chinese cable TV asset. In addition, Mr. Ng had made it clear to Jaguar’s management that he would not accept any lower amount of compensation for his shares in China Cablecom than 1,300,000 shares of the resulting company. Jaguar’s Board of Directors concluded that the foregoing reasons more than justified an increase in the cost of the transaction.

A copy of the Merger Agreement is contained in Annex D.

Board Consideration and Approval of Transaction

As the parties continued to negotiate the Merger Agreement, on October 30, 2007 the Board of Directors of Jaguar met to review the transaction. While no one factor determined the final agreed upon consideration in the Business Combination, Jaguar’s board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled as a result of due diligence in order to make its determination whether the consideration to be paid to the China Cablecom shareholders was reasonable and that the Business Combination was in the best interests of Jaguar’s stockholders. Jaguar’s Board of Directors also reviewed and considered certain analyses provided by Navigant in order to determine that the Business Combination consideration was fair from a financial point of view to Jaguar. (You should note the information concerning the fairness opinion, including the assumptions and qualitative judgments made by Navigant and the estimates upon which it relied in preparation of its opinion, in the section entitled ‘‘General Matters Regarding Fairness Opinion’’ on page 80 and also in Annex A).

Jaguar’s management and consultants conducted a due diligence review of China Cablecom that included an industry analysis, a description of China Cablecom’s existing business model, inspections of company premises, review of corporate records and files, on-site visits to cable subscribers, in-depth meetings with three levels of China Cablecom management, in-depth meetings with representatives of the state owned enterprises (SOEs), a valuation analysis and formation of financial projections in order to enable the Board of Directors to ascertain the reasonableness of the consideration.

As a result of this due diligence investigation, Jaguar’s management concluded that the information it had received previously from China Cablecom’s management about the China Cablecom’s opportunity was correct: that its capabilities were substantial, its prospects for growth significant and its ability to grow with a minimum of competition considerable. While these projections and assessments may not ultimately prove to be accurate, and included an analysis of one network that was ultimately not acquired, Jaguar’s management believes that they, together with the variable portion of the consideration based on actual future financial performance, constitute a reasonable basis for the pricing of the transaction to merge Jaguar and China Cablecom.

Jaguar used the following data from recent cable TV industry transactions throughout Asia as another data point in analyzing the value of China Cablecom. Jaguar considered that these transactions contain varying characteristics and attributes relating to the underlying companies and the countries of origin that make a specific comparison difficult, but nonetheless deemed them valuable as another data point in analyzing the value of China Cablecom. Factors such as (1) demographics of the citizens in the underlying countries, (2) size of the transactions, (3) developmental stage of the underlying companies, and (4) growth characteristics of the companies and the countries were considered. Jaguar’s Board concluded that the Chinese market, by comparison to the following transactions as well as by comparison to stable and mature U.S. based cable companies, had enormous potential for growth. Contributing to this conclusion is (1) the substantial size of the Chinese cable market as compared to the U.S. cable market (139 million cable households in the PRC versus 86 million cable households in the U.S.), (2) current penetration rates of both analog and digital cable in PRC much lower than other developed countries, (3) the mandated rate of deployment of digital cable in PRC, (4) the PRC’s willingness to substantially increase monthly subscriber rates for digital cable as evidenced by the cities where such conversion has taken place, (5) anticipated rising household incomes in the PRC as evidenced by numerous published reports, (6) minimal competitive threats currently. The range of the values per subscriber, a key metric in valuing a cable business, was substantial, yet in no case approaching recent acquisition values per subscriber in the U.S. which have ranged between $2,000 and $4,000 per subscriber. Each of the networks below, two of which were smaller in size than Binzhou, had values/per subscriber substantially higher than the approximate $77 per subscriber that Jaguar was proposing to pay for China Cablecom.

Target	Buyer	Date	Country	Transaction Size	Subscribers	Implied value per subscriber
China Network Systems	MBK Partners	10/06	Taiwan	$1.7 bil	1.1 mil	$1,509
Eastern Multimedia	The Carlyle Group	7/06	Taiwan	$1.3 bil	1.05 mil	$1,238
United Broadcasting Corp.	True Corp. Public Co. Ltd.	2/06	Thailand	$150 mil	142,600	$1,057
Taiwan Broadband Communications	Macquarie Media Group	12/05	Taiwan	$880 mil	720,000	$1,230
i-Cable	Wharf Communications	6/05	Hong Kong	$41 mil	50,000	$925

The Jaguar board analyzed the value of China Cablecom based on assumed price/earnings multiples relative to the redemption value of Jaguar stock. The value of China Cablecom stock was calculated on the basis that Binzhou had 634,860 homes passed and 411,246 paying subscribers, is growing 10% organically in terms of homes passed and was expected to produce a $4.1 million EBITDA contribution to China Cablecom for 2007.

Jaguar believes a public company comparable to China Cablecom would trade conservatively at 11 – 12 times EBITDA (based on multiples prevailing at that time for such domestic cable companies as Echostar Communications Corp., Comcast Corp and Time Warner Cable Inc.). This belief is based on the view that the market will provide a premium on established multiples based on the rate of anticipated growth of a platform acquisition in the PRC supported by local, regional and national government and regulatory bodies for the purpose of consolidation of existing cable networks. This anticipated growth should, in Jaguar’s view, counterbalance issues associated with quality of earnings distinctions between the two markets, thereby supporting the use of U.S. multiples. The resulting value for China Cablecom’s 60% interest in Binzhou Broadcasting, based on an 11 – 12 times multiple, was $45.1 million to $49.2 million calculated using a projected 2007 EBITDA of $4.1 million based on China Cablecom’s 60% interest in Binzhou Broadcasting’s total projected EBITDA of $6.9 million (or $23.1 million to $25.2 million calculated using the actual EBITDA results obtained by Binzhou Broadcasting in 2007 of $2.1 million, based on China Cablecom’s 60% interest in Binzhou Broadcasting’s total actual EBITDA of $3.5 million).

The Jaguar board also noted that valuations for U.S. based cable companies were averaging approximately $2,000 per subscriber which is calculated by dividing the total number of subscribers by market capitalization. The valuation for public cable companies listed on stock exchanges outside the US (such as Beijing Gehau and Moscow CableCom Corp.) is approximately $900 per subscriber. At a China Cablecom valuation of $34.0 million (the value of the stock to be issued to China Cablecom as of October 29, 2007 plus the assumption of $20 million in debt), China Cablecom is being purchased at a valuation of $77 per subscriber (calculated without treating the value of any Performance Shares that may be issued as consideration for the Business Combination), somewhat greater than the values that existed at the time of the letter of intent. The Jaguar board also considered the following average revenue per user per month, or ARPU, for the following cable companies:

Cable company	ARPU
Comcast Corp.	$90.58
Time Warner Cable, Inc.	91.59
Echostar Communications Corp.	59.62
Beijing GeHau	2.00
Moscow Cablecom Corp.	10.58
China Network Systems	17.07
Eastern Multimedia	23.11
United Broadcasting Corp.	32.75
Taiwan Broadband Communications	18.00
i-Cable	27.26

Although there were variations in the values per subscriber and ARPU, Jaguar believed that the sampling was sufficiently broad such that the information was meaningful for its purposes in seeking confirmatory valuation guidance.

With respect to the criteria earlier established by Jaguar regarding acquisition candidates, the following chart compares the original screening criteria against China Cablecom.

Criterion		China Cablecom
1	Business sectors served: highest priority given to the credit and debit card industry.	Does not meet
2	Markets served: highest priority given to U.S. and Asian companies.	Meets criterion
3	Products offered to include one or more of the following: software, infrastructure or analytics that are competitively positioned, scalable with a strong brand positioning.	Meets criterion
4	Annual sales: minimum of $10 million.	2007 projected revenue of China Cablecom of $11.4 million*
5	Annual sales growth: minimum of 20% organic growth.	Does not meet*
6	EBITDA: minimum of $5 million.	2007 projected EBITDA of China Cablecom of $4.1 million*
7	Competitive positioning: market leadership or potential for market leadership.	Leader in market
8	Barriers to entry: high.	Very high barriers to entry
9	Location: United States or Asia.	Meets criterion
10	Relative attractiveness: to investors and to other targeted companies.	Very high relative attractiveness
11	Opportunities/Potential: for revenue growth, for improving margin percentages, and for accelerated growth thru acquisition.	Very high
12	Target company management: senior management understands the value of a special purpose acquisition company and the growth opportunities afforded by a merger.	Meets criterion
13	Target company deal readiness: high degree of readiness to do a transaction.	Meets criterion
14	Deal structure: issue new shares; minimize the amount of cash used in the transaction.	Meets criterion

*	Although the criteria listed as five and six in the table were not met, Jaguar’s management believed that the minimum annual sales results and EBITDA criteria (which only exhibited a slight discrepancy), will likely be obtained in 2008 based on the successful conversion of analog subscribers to digital subscribers. Actual revenue of Binzhou Broadcasting for 2007 was $7.0 million and EBITDA was $2.1 million.

In addition, while annual sales growth of 20% is only attainable by China Cablecom based on an expansion of its business, the likelihood of growth through acquisition is much stronger in the case of the consolidating PRC cable industry, particularly in light of the experience possessed by the management team of China Cablecom.

At the October 31, 2007 meeting, Jaguar’s directors unanimously agreed to enter into an agreement with China Cablecom and Mr. Ng to acquire their entire interest in China Cablecom. Among other things, the board of directors reviewed the latest forms of Merger Agreement, the considered being hired, it was not deemed necessary for the Board of Directors of Jaguar to request that Navigant update its fairness opinion in recommending the Business Combination with China Cablecom on the currently agreed upon terms, nor meet to consider the audited financial results.

China Broadband Settlement

Subsequent to the filing of the first Preliminary Proxy Statement on Schedule 14A by Jaguar, Mr. Ng informed Jaguar management that he believed the principal investors in China Broadband were unhappy with the terms of the Business Combination, and thought such investors might be interested in pursuing claims against Mr. Ng for his alleged failure to observe the terms of his employment agreement with one of China Broadband’s subsidiaries. Jaguar management asked Mr. Ng to pursue discussions with these investors to determine the extent of their concerns and the likelihood that any potential claims might result in legal actions brought against any of Mr. Ng, China Cablecom or Jaguar. Together with Mr. Propper, Mr. Ng approached such investors and over the course of the following six weeks was able to negotiate the terms of a settlement agreement in favor of China Cablecom Holdings, China Cablecom, himself, Mr. Pu and Jaguar.

Once the final terms of the settlement had been agreed by all parties, the Board of Directors of Jaguar met to discuss the matter and proposed arrangements. In view of Mr. Ng’s conclusion that the failure to secure the release being granted by China Broadband might adversely affect his and China Cablecom’s ability to perform under the Merger Agreement with Jaguar by, among other things, causing cost and delay inherent to litigation, and considering that the China Broadband parties would provide a release to Jaguar only if a reciprocal release was provided to them, the Jaguar Board of Directors voted to approve the settlement arrangements and the entry into the settlement agreement by Jaguar.

Services Performed by Consultants

As indicated earlier, following the execution of the letter of intent, WRH, Jaguar management, Mr. Propper and Mr. Ng discussed the need to engage third parties to assist in legal and accounting advice relative to structuring a merger between Jaguar and China Cablecom. Following these conversations, in November 2006, Jaguar management engaged Orrick to determine the feasibility of a U.S. publicly traded company acquiring a controlling economic interest in a cable company in the People’s Republic of China. Orrick had been known to be involved in the evolving nature of foreign investment in China and consultant to numerous entities desiring in media and communications. Orrick investigated the legal requirements and regulations pertaining to foreign investment in the Chinese cable industry. As of September 30, 2007, fees for services to Orrick amounted to $56,918.

Based on the advice provided, Jaguar’s management concluded that making a controlling investment in a Chinese cable company was possible if contractual terms and arrangements could be incorporated in a series of agreements designed for such purpose and accepted by Chinese regulatory authorities and Chinese state-owned entities providing cable services. The resulting structure and agreements are described in ‘‘Information About China Cablecom – PRC Corporate Structure.’’

To assist Jaguar in performing detailed operational and market due diligence on the businesses comprising potential target networks to be acquired by China Cablecom, Mr. Kalman interviewed several consulting firms with knowledge of the media, communications and cable television markets, in the United States, Europe and Asia. On February 23, 2007, Mr. Kalman met telephonically with Mr. Malte Barth, Managing Director of Skillnet, and determined that Skillnet had the requisite experience to perform the due diligence on the cable industry in China, Binzhou Broadcasting and China Cablecom. The Jaguar Board of Directors informally discussed Skillnet’s qualifications, and recommended that Messrs. Kalman and Cassano finalize an agreement with Skillnet on behalf of Jaguar.

Messrs. Kalman and Cassano worked with Mr. Barth to develop the scope of engagement. Messrs. Kalman and Cassano met with Mr. Barth to establish the scope of the engagement, including: assess the business concept and business case, including financial drivers and cost issues; assess the market potential of the merger and the opportunity in cable television in the Shandong Province; assess the competitive situation facing China Cablecom, and; assess the operational aspects of the

Binzhou unit. Jaguar did not retain Skillnet for the purpose of identifying candidates for a business combination nor conclude whether a business combination with any of the potential merger targets was advisable, fair or achievable, and Skillnet did not propose any such candidates or conclusions to Jaguar.

On April 5, 2007, Jaguar received a proposal from Skillnet, and Jaguar formally engaged Skillnet to conduct due diligence on May 15, 2007. Under the terms of the agreement, Skillnet agreed to be paid a total of $100,000, which included expenses, in three installments of approximately 30% at the commencement of the engagement, 40% after the interim presentation and 30% upon completion of the due diligence. The first installment of $25,000 was paid on May 15, 2007. During the preparation of the written analysis, at Jaguar’s request, Skillnet agreed to defer 50%, or $50,000, of its compensation until the successful consummation of the Business Combination with China Cablecom. To date, Jaguar has paid Skillnet $75,000, including expenses, through the presentation of the due diligence findings. Jaguar’s management discussed with Jaguar’s Board of Directors its agreement with Skillnet to defer half of Skillnet’s compensation until the successful consummation of the Business Combination with China Cablecom. Jaguar’s Board of Directors did not believe that this factor would compromise Skillnet’s objectivity in completing its due diligence investigation.

Interest of Jaguar’s Management in the Business Combination

When you consider the recommendation of Jaguar’s Board of Directors that you vote in favor of the Business Combination, you should keep in mind that Jaguar’s officers and directors have interests in the Business Combination that are different from, or in addition to, yours. These interests include the following:

•	If the Business Combination is not approved and Jaguar is therefore required to liquidate, the shares owned by Jaguar’s officers and directors will be worthless because they will not be entitled to receive any of the assets held in the trust account. In addition, the possibility that the members of the Board of Directors will be required to perform their obligations under the indemnity agreements referred to above will be substantially increased.

•	In connection with the IPO, Jaguar’s current officers and directors agreed to indemnify Jaguar for debts and obligations to vendors that are owed money by Jaguar for services rendered or products sold to Jaguar, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the Business Combination is consummated, Jaguar’s officers and directors will not have to perform such obligations. As of February 29, 2008, Jaguar believes that the maximum amount the indemnity obligation of Jaguar’s officers and directors is approximately $97,000 which is equal to the amount of accrued expenses of approximately $549,000 less amounts relating to vendors for which Jaguar has received a waiver of each such vendor’s right to sue the trust account. Vendor waivers were signed by Jaguar’s significant vendors from April 2006 onward, and a total of six consultants and vendors agreed to the waiver. If the Business Combination is not consummated, Jaguar anticipates the obligations would total approximately $452,000. Jaguar does not have sufficient funds outside of the trust account to pay these obligations. The vendors who agreed to the waiver are Skillnet GmbH, Orrick, Loeb & Loeb LLP, and Graubard Miller LLP. If the Business Combination is not consummated, China Cablecom will be responsible for its own expenses incurred in connection with the Business Combination. China Cablecom has not, however, signed a waiver of its right to sue the trust account for fraud. The indemnification obligations of the officers and directors of Jaguar would not extend to any claims made by China Cablecom against the trust account. Therefore, if China Cablecom chose to sue the trust account and won its case, the trust account could be reduced by the amount of the claim. For example, if China Cablecom sued to recover its costs of engaging in the transaction due to alleged misleading information provided by Jaguar, the damages could be $1,000,000 or more, although China Cablecom would also be able to sue the trust account for additional amounts. Although China Cablecom was asked by Jaguar on several occasions to enter into a waiver of claims against the trust account, it chose not to sign the waiver so that it could retain its ability to sue the trust account for fraud. There are no current plans for China Cablecom to sign such a waiver.

	Securities in which named individual has a pecuniary interest		Value of such securities as of March 14, 2008 ($)		Aggregate Initial Purchase Price of Securities ($)		Gain on Securities as of March 14, 2008
Name	Shares	Units	Shares	Units	Shares	Units	($)
Jonathan Kalman	116,667	27,222	$805,002	$332,108	$3,850	$163,332	$969,929
James S. Cassano	83,333	19,445	574,998	237,229	2,750	116,670	692,807
C. Richard Corl	100,000	23,334	690,000	284,675	3,300	140,004	831,371
John J. Hoey	25,000	5,833	172,500	71,163	825	34,998	207,840

Jaguar’s Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board

Jaguar’s Board of Directors concluded that the Merger Agreement with China Cablecom is in the best interests of Jaguar’s stockholders.

Jaguar’s Board of Directors considered a wide variety of factors in connection with its evaluation of the merger. Many of those factors, such as the international experience and operational expertise of China Cablecom’s management were not quantifiable. Those that could be quantified, such as the value of the company if certain projections of net income levels and earnings multiples were achieved based on assumed price/earnings ratios, were quantified, and some of the factors considered, such as historical growth rates, were inherently quantitative in nature. Jaguar’s Board of Directors did not consider it useful to assign relative weights to each of the specific factors it considered in reaching its decision. Jaguar’s Board of Directors focused instead on evaluating the relative collective weight of the positive factors (of which there were many) and the negative factors (of which there were very few) in making its decision, in light of the fact that the pricing of the transaction would provide value to Jaguar’s stockholders in excess of the redemption value of their stock.

Among the factors that the Jaguar Board of Directors considered in connection with its evaluation of the Business Combination were: 1) the onsite due diligence visit to Binzhou and surrounding areas made by Messrs. Kalman, Cassano and Propper in May 2007; 2) the analyses and discussion with Orrick regarding the structure of a foreign investment in a PRC media company; 3) the qualitative analysis of China Cablecom’s management including vision, strategy, priorities and work ethic; 4) the quantitative analysis of China Cablecom’s revenue and projections; 5) a qualitative comparison of the proposed China Cablecom transaction to the criteria established by Jaguar in May 2006, and 6) various analyses provided by Navigant Capital in regards to the fairness opinion. In addition, due diligence performed by consultants was considered. Jaguar’s board noted that certain comparable company and comparable transaction analysis (outside of China) performed by Navigant Capital indicated values below the merger consideration, Jaguar’s board also noted that several of the analyses resulted in broad ranges of values and that varying assumptions and discounts were utilized by Navigant Capital. It should be noted that neither the Board of Directors nor Navigant Capital considered in its analysis the potential issuance by China Cablecom of up to 8,120,000 additional ordinary shares to certain of its officers and directors (or other affiliates) upon its achievement of EBITDA financial goals for fiscal years 2008 through 2011 as consideration for the Business Combination, The fairness opinion delivered by Navigant Capital on October 22, 2007, subsequently confirmed in writing on October 25, 2007, was based on information, projections and assumptions available to Jaguar’s management and Navigant as of the date of the opinion. Since that date, China Cablecom’s financial performance for 2007 has declined substantially as compared to the financial forecast relied upon by Navigant Capital in performing certain aspects of the analysis contained in its opinion, including revenue and EBITDA being 39% and 70% lower, respectively, than the projected amounts. Had the subsequent actual results been used in performing this analysis, the implied enterprise value of Binzhou Broadcasting would have been, on average, approximately 20% lower than as determined using the projected results for 2007 in Navigant Capital’s comparable companies and comparable transactions analyses.

Jaguar’s board considered these assumptions and discounts and deemed them reasonable given that there was no exact comparable company against which Navigant Capital could make a direct

Administration of Radio, Film and Television (SARFT). For example, raising subscription fees could be difficult because any raise in pricing of products and services has to be approved by the local price bureau or government regulatory body. The board decided that this factor was offset by the fact that China Cablecom operated in a monopolistic environment and therefore had a significantly lower cost of marketing and sales.

The Board of Directors concluded that, after the transaction is complete, the consolidated strength of the merger of Jaguar and China Cablecom overcomes the negative factors that the Board of Directors had identified in its analysis.

Satisfaction of the 80% Test

It is a requirement that any business acquired by Jaguar have a fair market value equal to at least 80% of Jaguar’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on standards generally accepted by the financial community, including the financial analysis of China Cablecom which was generally used to approve the Business Combination, Jaguar’s Board of Directors determined that 80% test requirement was met and exceeded.

As described above, the Board of Directors valued China Cablecom at approximately $45.1 million to $49.2 million, based on its comparable company and multiple analysis. This value substantially exceeds the $21.2 million value required to meet the 80% test. The board noted that it based its calculation on the most conservative assumptions regarding China Cablecom’s growth potential and thus it felt comfortable with its decision.

The comparable company and multiple analysis performed by the Board of Directors was based on information, projections and assumptions available to Jaguar’s management as of the date of the meeting. Since that date, China Cablecom’s financial performance for 2007 declined substantially as compared to the financial forecast relied upon by the Board of Directors in reviewing certain aspects of this analysis, including actual revenue and EBITDA for 2007 being 39% and 70% lower, respectively, than the projected amounts. As the management of Jaguar views the differences between the projected amounts and the actual results to be caused by temporary adverse effects on the business arising from transition issues which have been remedied and in light of the fact that valuation analysis is typically performed on a prospective rather than historical basis to emulate market behavior in the equity capital markets, the Board of Directors has not revisited the valuation using actual 2007 results (which would have yielded a valuation of approximately $23.1 million to $25.2 million, still in excess of the threshold), as 2008 projections similarly support the conclusion that the 80% test will be met at the time of the consummation.

The Jaguar Board of Directors believes, because of the financial skills and background of several of its members (including the experience of Jaguar’s Chairman and CEO in managing a media and telecommunications entity where the former Vice Chairman of Comcast and the Chairman of Liberty Media were on the advisory board), it was qualified to perform the valuation analysis described above and to conclude that the acquisition of China Cablecom met this requirement. Further, the Board of Directors believes that another means of determining the fair market value of a business is to examine the consideration that a buyer would view as fair to pay for the acquisition of that business. Navigant Capital determined that the consideration of $26.571 million it viewed as being paid for the Business Combination is fair from a financial point of view to Jaguar (based on information, projections and assumptions available to it at the time, some of which may prove to be inaccurate in certain respects), which exceeds the $21.2 million value required to meet the 80% test.

Transaction Costs

Jaguar anticipates that it will incur total transaction costs of approximately $2.5 million. Such costs do not include transaction costs of approximately $1.5 million anticipated to be incurred by China Cablecom. Approximately $271,000 of the $436,000 in non-contingent anticipated costs has been incurred and recorded as of March 14, 2008. The $436,000 primarily relates to the Navigant Consulting fairness opinion fee, including expenses, of $203,016 which has been paid, accountants and valuation consultants’ fees, road show expenses, printer fees and other miscellaneous expenses.

advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the company.

(4)    If a person referred to in subsection (1) has been successful in defense of any proceedings referred to in subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

(5)    A company shall not indemnify a person in breach of subsection (2) and, any indemnity given in breach of that section is void and of no effect.’’

The following is a statement of Section 133 of the BCA:

‘‘Insurance.

A company may purchase and maintain insurance in relation to any person, who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132.’’

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

Exhibit Number		Description of Exhibit
2.1	**	Agreement and Plan of Merger, dated as of October 30, 2007, by and among Jaguar Acquisition Corporation, China Cablecom Ltd. and Clive Ng.	Attached as Annex D to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
3.1	**	China Cablecom Holdings Amended and Restated Memorandum of Association	Attached as Annex E to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
3.2	**	China Cablecom Holdings Amended and Restated Articles of Association	Attached as Annex F to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
4.1	**	Specimen Unit Certificate
4.2	**	Specimen Ordinary Share Certificate
4.3	**	Form of Unit Purchase Option
4.4	**	Form of Warrant
4.5		Form of Warrant Agreement(1)
5.1	**	Opinion of Maples & Calder
5.2	**	Opinion of Loeb & Loeb LLP
8.1	**	Opinion of Loeb & Loeb LLP
10.1	**	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan	Attached as Annex B to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.2	**	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.

Exhibit Number		Description of Exhibit
10.46	**	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
10.47	**	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
10.48	(3)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
10.49	(3)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.
23.1		Consent of BDO Seidman, LLP
23.2		Consent of UHY LLP
23.3		Consent of UHY ZTHZ HK CPA
23.4	**	Consent of Navigant Capital Advisors, LLC
23.5		Consent of UHY ZTHZ HK CPA
23.6		Consent of UHY ZTHZ HK CPA
23.7		Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
23.8		Consent of Loeb & Loeb LLP (included in Exhibit 8.1)
24.1	**	Power of Attorney
99.1	**	Fairness Opinion of Navigant Capital Advisors, LLC	Attached as Annex A to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
99.2	**	Consent to be Named as a Director By Colin Sung

*	To be filed by amendment.
**	Previously filed
(1)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-127135).
(2)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.
(3)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.

(b)    Financial Statement Schedules

None.

ITEM 22.    UNDERTAKINGS

(1)    To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1**	Agreement and Plan of Merger, dated as of October 30, 2007, by and among Jaguar Acquisition Corporation, China Cablecom Ltd. and Clive Ng.	Attached as Annex D to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
3.1**	China Cablecom Holdings Amended and Restated Memorandum of Association	Attached as Annex E to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
3.2**	China Cablecom Holdings Amended and Restated Articles of Association	Attached as Annex F to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
4.1**	Specimen Unit Certificate
4.2**	Specimen Ordinary Share Certificate
4.3**	Form of Unit Purchase Option
4.4**	Form of Warrant
4.5	Form of Warrant Agreement(1)
5.1**	Opinion of Maples & Calder
5.2**	Opinion of Loeb & Loeb LLP
8.1**	Opinion of Loeb & Loeb LLP
10.1**	The China Cablecom Holdings 2007 Omnibus Securities and Incentive Plan	Attached as Annex B to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.2**	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and James S. Cassano	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.3**	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Kerry Proper	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.4**	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Jonathan Kalman	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.5**	Warrants Exercise Proceeds Award Agreement between China Cablecom Holdings and Clive Ng	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.6**	Incentive Share Agreement between China Cablecom Holdings and James S. Cassano	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.7**	Incentive Share Agreement between China Cablecom Holdings and Kerry Proper	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
10.8**	Incentive Share Agreement between China Cablecom Holdings and Jonathan Kalman	Attached as Annex C to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.

Exhibit Number		Description of Exhibit
10.46	**	Form of Voting Agreement by and between Jaguar Acquisition Corporation, China Cablecom Holdings, Ltd., Certain Shareholders of Jaguar Acquisition Corporation and Clive Ng.
10.47	**	Form of Employment Agreement by and between China Cablecom Holdings, Ltd. and Pu Yue.
10.48	(3)	Unit Purchase Option Clarification Agreement dated as of January 30, 2008 by Jaguar Acquisition Corporation.
10.49	(3)	Warrant Clarification Agreement dated January 30, 2008 by and between Jaguar Acquisition Corporation and Continental Stock Transfer & Trust Company.
23.1		Consent of BDO Seidman, LLP
23.2		Consent of UHY LLP
23.3		Consent of UHY ZTHZ HK CPA
23.4	**	Consent of Navigant Capital Advisors, LLC
23.5		Consent of UHY ZTHZ HK CPA
23.6		Consent of UHY ZTHZ HK CPA
23.7		Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
23.8		Consent of Loeb & Loeb LLP (included in Exhibit 8.1)
24.1	**	Power of Attorney
99.1	**	Fairness Opinion of Navigant Capital Advisors, LLC	Attached as Annex A to the joint proxy statement/prospectus, which is part of this registration statement on Form S-4.
99.2	**	Consent to be Named as a Director by Colin Sung

*	To be filed by amendment.
**	Previously filed
(1)	Incorporated by reference to Jaguar Acquisition Corp. Registration Statement on Form S-1 (Registration No. 333-1271 35)
(2)	Incorporated by reference to Exhibit No. 10.1 to the Current Report on Form 8-K filed with the SEC by China Broadband, Inc. on January 17, 2008.
(3)	Incorporated by reference to the Quarterly Report on Form 10-QSB filed with the SEC by Jaguar Acquisition Corp. on February 14, 2008.